By letter dated June 15, 2005, the staff of the Northeast Regional Office of the Securities and Exchange Commission
(SEC) informed Value Line that it was conducting an investigation in the matter of the Distributor. Value Line has supplied numerous documents to the SEC in response to its requests and various individuals, including employees and former employees of Value Line, trustees of the Trust and others, have provided testimony to the SEC. On May 8, 2008, the SEC issued a formal order of private investigation regarding whether the Distributors brokerage charges and related expense reimbursements from the Value Line Funds (Funds) during periods prior to 2005 were excessive and whether adequate disclosure was made to the SEC and the Boards of Directors and shareholders of the Funds.
Thereafter, certain officers of Value Line, who are former officers of the Funds, asserted their constitutional privilege not to provide testimony. Value Line has informed the Funds that it believes that the SEC has completed the fact finding phase of its investigation and Value Line has held discussions with the staff of the SEC in an effort to settle the foregoing investigation. There can be no assurance that Value Line and the SEC will be able to reach a mutually agreeable settlement. Although management of Value Line cannot estimate an amount or range of reasonably possible loss that the investigation may have on Value Lines financial statements, in light of settlement discussions to date, Value Line has concluded it is reasonably possible that any settlement may have a material negative effect on its financial statements. Value Line has indicated that it has substantial liquid assets from which it could pay a settlement of the SEC investigation if a mutually satisfactory settlement can be reached. Value Line has informed the Funds of its belief that there are no loss contingencies that should be accrued or disclosed in the Funds financial statements and that the resolution of this matter is not likely to have a material adverse effect on the ability of the Adviser or the Distributor to perform their respective contracts with the Trust.